UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:    July 26, 2004                     By: /s/ Karen L. Dunfee
                                               ----------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

N E W S   R E L E A S E                                        [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                        --------------------------------------------------------

FOR IMMEDIATE RELEASE:  July 26, 2004
                                                                        04-22-TC



                           2004 SECOND QUARTER REPORT
            INTERIM REPORT FOR THE THREE MONTHS ENDED JUNE 30, 2004

--------------------------------------------------------------------------------


                              TECK COMINCO REPORTS
                 RECORD SECOND QUARTER EARNINGS OF $116 MILLION


Teck Cominco reports a third consecutive quarter of record earnings. Second quarter 2004 net earnings were $116 million, or 60 cents per share, compared with $9 million (as restated) or 4 cents per share in the second quarter of 2003.

David Thompson, Deputy Chairman and CEO, said, "This is our third consecutive quarter of record results. Cash flow from operations in the quarter reached an annualized rate of almost $1 billion, as compared with $338 million in 2003."

"We are very pleased to have reached agreement with the Fording Canadian Coal Trust on the synergies achieved by the Elk Valley Coal Partnership. Teck Cominco's ownership of the Partnership will increase by 5% from 35% to 40% over the next two years, commencing with a transfer of 3% with effect from April 1, 2004. This 5% increase in our ownership represents an additional 1.25 million tonnes of attributable annual coal production."


HIGHLIGHTS AND SIGNIFICANT ITEMS FOR SECOND QUARTER

    o Teck Cominco reports a third consecutive quarter of record earnings. Net earnings were $116 million, or 60 cents per share, compared with $9 million (as restated) or 4 cents per share in the second quarter of 2003. Significantly higher prices for the company's products compared with a year ago were the major reason for the increase.

    o Cash flow from operations before changes to non-cash working capital items was $246 million in the second quarter, compared with $56 million in the second quarter of 2003.

    o On July 20, 2004, Teck Cominco and Fording Coal announced that agreement was reached on synergies realized by Elk Valley Coal Partnership and the resulting adjustments to Teck Cominco's interest in the Partnership. Teck Cominco's interest has been increased from 35% to 38% effective April 1, 2004, and will be increased to 39% on April 1, 2005 and 40% on April 1, 2006. Including Teck Cominco's indirect interest through its investment in Fording Canadian Coal Trust, Teck Cominco's effective interest in the Coal Partnership is 43.4% as of April 1, 2004.


--------------------------------------------------------------------------------
              Reference: Tom Merinsky, Director, Investor Relations
        Additional corporate information is available on the Internet at
                           http://www.teckcominco.com

 Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 /
                      Tel. 604-687-1117 / Fax 604-687-6100
--------------------------------------------------------------------------------

    o Operating profits at Highland Valley Copper were $79 million, up from $7 million in the prior year as a result of higher copper prices, higher molybdenum sales and prices and the company's increased ownership interest.

    o Trail operations reported significantly higher operating profits of $47 million in the quarter compared with $5 million a year ago, mainly as a result of higher prices for zinc, lead and by-products, and higher power revenues.

    o Development of the Pogo gold project in Alaska resumed in May after a key environmental permit was issued by the EPA and a related appeal was dismissed.

    o Net debt (total debt less cash) was reduced by $123 million in the second quarter. Net debt at June 30, 2004, excluding the Inco Exchangeable debentures, was $741 million or 21% of net debt plus equity, compared with $864 million or 25% of net debt plus equity at the end of March 31, 2004. Cash balances were $326 million at June 30, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS

THIS DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT JULY 26, 2004, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE MONTHS ENDED JUNE 30, 2004 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2003. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.


FINANCIAL SUMMARY

EARNINGS

Net earnings in the second quarter were $116 million, or $0.60 per share, compared with net earnings of $9 million (as restated - see Changes in Accounting Policies) or $0.04 per share in 2003. The substantially higher earnings were due mainly to higher prices for the company's products. The average LME prices for copper and zinc were US$1.27 and US$0.47 per pound respectively in the quarter, up 70% and 33% from a year earlier. Higher coal prices of US$51 per tonne, compared with US$44 per tonne a year ago, also contributed to the higher earnings. A weaker U.S. dollar partially offset the effect of higher commodity prices. The company's realized Canadian/U.S. dollar exchange rate including hedging gains was 1.38 in the second quarter, compared with 1.47 in the second quarter of 2003.

Net earnings for the six months ended June 30, 2004 were $212 million compared to $14 million in the prior year. Higher commodity prices, an increased interest in the Highland Valley Copper mine and higher coal sales from the Elk Valley Coal Partnership were the main reasons for the increase.

Operating profit of $229 million in the second quarter was up from $36 million in the same period in 2003. Major increases in operating profit were achieved at all of the company's operations. In addition, Antamina was not proportionately consolidated a year ago and contributed $31 million in operating profit in the current quarter. Operating profits at Highland Valley Copper were $79 million compared to $7 million in the same period of 2003 due to increased production, sales volumes and prices. The company's acquisition of an additional 34% of the Highland Valley Copper mine resulted in additional operating profit of $26 million.

Operating profit in the second quarter was $46 million higher compared with the first quarter, despite negative revenue settlement adjustments of $18 million recorded in the second quarter compared with positive revenue settlement adjustments of $25 million in the first quarter. The higher operating profit was mainly a result of improved profitability at Trail and the Elk Valley Coal Partnership, both due to higher prices and better operating performance.

As a result of adopting new accounting standards with respect to asset retirement obligations and stock-based compensation on a retroactive basis, prior period earnings have been restated. Net earnings in the second quarter of 2003 were restated from $12 million to $9 million, after deducting $3 million with respect to asset retirement obligations. Net earnings for the six-month period ended June 30, 2003 were restated from $23 million to $14 million after deducting $6 million in respect of asset retirement obligations and $3 million in respect of stock-based compensation.


3    Teck Cominco Limited 2004 Second Quarter Report

CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $246 million compared with $56 million in the second quarter of 2003. The higher cash flow in 2004 compared with 2003 was due mainly to higher operating profits as a result of stronger metal and coal prices and the consolidation of Antamina's cash flow. Antamina's cash flow, previously accounted for on an equity basis, was consolidated commencing the third quarter of 2003. Non-cash expenses, mainly depreciation and future income taxes, were higher as a result of the consolidation of Antamina, the formation of the Elk Valley Coal Partnership and the acquisition of the additional interest in the Highland Valley Copper mine.

Cash flow from operations before changes to non-cash working capital items in the six months ended June 30, 2004 was $441 million compared to $107 million in the prior year.

FINANCIAL POSITION

The company continued to increase its cash position which amounted to $326 million at June 30, up from $186 million at March 31, mainly as a result of strong cash flow from operations. The company's long-term debt increased from $990 million to $1.01 billion, mainly as a result of an increase in the Canadian/U.S. exchange rate as the company's debt is denominated in U.S. dollars, however net debt (total debt less cash) was reduced by $123 million in the second quarter. Net debt at June 30, 2004, excluding the Inco Exchangeable debentures, was $741 million or 21% of net debt plus equity, compared with $864 million or 25% of net debt plus equity at the end of March 31, 2004 and $1.01 billion or 29% of net debt plus equity at December 31, 2003.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues and operating profits are presented in the tables on pages 5 and 6. Realized commodity prices and the realized Canadian/U.S. dollar exchange rate are presented in the table below.

Revenues from operations were $835 million in the second quarter of 2004 compared with $502 million a year ago. Major increases over 2003 were due to higher copper, zinc and molybdenum prices. The acquisition of an additional interest in the Highland Valley Copper mine in the first quarter, and the proportional consolidation of the company's share of revenues from Antamina, which was accounted for on an equity basis until the third quarter of 2003, contributed additional revenues of $58 million and $67 million respectively.

     REALIZED METAL PRICES AND EXCHANGE RATE
     (AFTER THE EFFECT OF HEDGING AND SETTLEMENT
     ADJUSTMENTS)

                                                                Second Quarter                      Year to Date
                                                      -------------------------------    -------------------------------
                                                          2004      2003    % Change          2004      2003    % Change
     ZINC (US$/pound)                                     0.46      0.35         +31%         0.48      0.35        +37%
     COPPER (US$/pound)                                   1.10      0.76         +45%         1.26      0.76        +66%
     LEAD (US$/pound)                                     0.37      0.21         +76%         0.38      0.21        +81%
     MOLYBDENUM (US$/pound)                                 15         5        +200%           13         5       +160%
     GOLD (US$/ounce)                                      389       347         +12%          398       345        +15%
     COAL (US$/tonne)                                       51        44         +16%           48        44         +9%
     CANADIAN/U.S. EXCHANGE RATE  (US$1 = Cdn$)           1.38      1.47          -6%         1.36      1.48         -8%



4    Teck Cominco Limited 2004 Second Quarter Report

     PRODUCTION AND SALES
     --------------------
                                                           PRODUCTION                               SALES
                                                ----------------------------------   ------------------------------------
                                                  SECOND QUARTER     YEAR TO DATE       SECOND QUARTER     YEAR TO DATE
                                                  2004     2003     2004     2003      2004       2003     2004      2003
     --------------------------------------------------------------------------------------------------------------------
     REFINED METAL OPERATIONS
        ZINC - Thousand tonnes
          Trail                                     71       73      140      144         69        75       140      144
          Cajamarquilla                             33       31       62       63         31        31        59       63
          ---------------------------------------------------------------------------------------------------------------
                                                   104      104      202      207        100       106       199      207

        LEAD - Thousand tonnes
          Trail                                     22       25       38       48         20        21        38       43

        POWER - GW.h                                                                     314       257       548      437

     MINE OPERATIONS
        ZINC - Thousand tonnes
          Red Dog                                  139      142      269      286         96        98       228      245
          Antamina                                  12       23       27       39         16        24        27       36
          Polaris                                   --       --       --       --         --         9        --       32
          Louvicourt                                 2        1        3        2          1         1         2        2
          ---------------------------------------------------------------------------------------------------------------
                                                   153      166      299      327        113       132       257      315

        COPPER - Thousand tonnes
          Highland Valley (Note 3)                  41       27       71       53         43        21        75       41
          Antamina                                  21       15       38       31         18        15        32       30
          Louvicourt                                 1        2        4        6          1         2         4        6
          ---------------------------------------------------------------------------------------------------------------
                                                    63       44      113       90         62        38       111       77

        LEAD - Thousand tonnes
          Red Dog                                   25       30       52       59          2         8         5        8
          Polaris                                   --       --       --       --         --         2        --        7
          ---------------------------------------------------------------------------------------------------------------
                                                    25       30       52       59          2        10         5       15

        GOLD - Thousand ounces
          Hemlo                                     66       62      127      130         65        62       129      130
          Other                                      3        3        6        7          4         3         7        6
          ---------------------------------------------------------------------------------------------------------------
                                                    69       65      133      137         69        65       136      136

        COAL - Thousand tonnes  (Note 4)
          Elk Valley Coal Partnership            2,528    2,031   4,635     2,707      2,591     2,019     4,551    2,680
          Elkview                                   --       --      --       824         --        --       --       967
          Bullmoose                                 --       --      --       292         --        --       --       533
          ---------------------------------------------------------------------------------------------------------------
                                                 2,528    2,031   4,635    3,823       2,591     2,019     4,551    4,180

Notes:
(1)  The above production and sales volumes refer to the company's share.
(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
(3) Highland Valley Copper results were consolidated commencing March 1, 2004. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.
(4) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003 and 38% commencing April 1, 2004. Elkview's results in 2003 represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.


5    Teck Cominco Limited 2004 Second Quarter Report

The company's operating profit, revenue and depreciation and amortization by operation for the second quarter and the six months ended June 30, 2004 are as follows:

     QUARTER ENDED JUNE 30
     ---------------------

                                                   OPERATING                                          DEPRECIATION
                                                 PROFIT (LOSS)                 REVENUE              AND AMORTIZATION
                                              --------------------       --------------------     ----------------------
                                                SECOND QUARTER             SECOND QUARTER            SECOND QUARTER
     ($ IN MILLIONS)                              2004     2003              2004      2003            2004      2003
     -------------------------------------------------------------------------------------------------------------------
     ZINC
        Trail (including power sales) (Note       $ 47     $  5              $260      $206             $13       $12
        2)
        Cajamarquilla                                8        3                58        42               3         3
        Red Dog (Note 2)                            10       (5)               69        56              18        17
        Polaris                                     --       --                --         6              --        --
        Inter-segment sales and other                2        1               (19)      (21)             --        --
        ----------------------------------------------------------------------------------------------------------------
                                                    67        4               368       289              34        32

     COPPER
        Highland Valley Copper (Note 3)             79        7               178        51              13         8
        Antamina (Note 4)                           31       --                67        --              10        --
        Louvicourt                                   3       (1)                8         4               2         2
        ----------------------------------------------------------------------------------------------------------------
                                                   113        6               253        55              25        10

     GOLD
        Hemlo                                       10        5                37        32               6         4

     COAL (Note 5)
        Elk Valley Coal Partnership (Note 2)        39       21               177       126               8         6

     -------------------------------------------------------------------------------------------------------------------
     TOTAL                                        $229      $36              $835      $502             $73       $52
     ===================================================================================================================


     SIX MONTHS ENDED JUNE 30
     ------------------------

                                                   OPERATING                                          DEPRECIATION
                                                 PROFIT (LOSS)                 REVENUE              AND AMORTIZATION
                                              --------------------       --------------------     ----------------------
                                                 YEAR TO DATE               YEAR TO DATE              YEAR TO DATE
     ($ IN MILLIONS)                              2004     2003              2004      2003            2004      2003
     -------------------------------------------------------------------------------------------------------------------
     ZINC
        Trail (including power sales) (Note       $ 62      $16            $  483      $405            $ 24       $23
        2)
        Cajamarquilla                               12        8               105        86               6         6
        Red Dog (Note 2)                            48      (13)              178       139              33        34
        Polaris                                     --       --                --        22              --         1
        Inter-segment sales and other                1        1               (46)      (44)             --        --
        ----------------------------------------------------------------------------------------------------------------
                                                   123       12               720       608              63        64

     COPPER
        Highland Valley Copper (Note 3)            144       15               313        99              23        14
        Antamina (Note 4)                           66       --               129        --              20        --
        Louvicourt                                   7       --                18        12               4         5
        ----------------------------------------------------------------------------------------------------------------
                                                   217       15               460       111              47        19

     GOLD
        Hemlo                                       18       11                74        68              10         9

     COAL (Note 5)
        Elk Valley Coal Partnership (Note 2)        54       28               303       169              16         8
        Elkview                                     --       14                --        65              --         2
        Bullmoose                                   --        4                --        32              --        --
        ----------------------------------------------------------------------------------------------------------------
                                                    54       46               303       266              16        10

     -------------------------------------------------------------------------------------------------------------------
     TOTAL                                        $412      $84            $1,557    $1,053            $136      $102
    ====================================================================================================================

Notes:
(1)  Depreciation and amortization are deducted in calculating operating profit.
(2) Comparative 2003 numbers have been restated due to the adoption of new accounting standards.
(3) Highland Valley Copper results were consolidated commencing March 1, 2004. Minority interests hold a 2.5% interest in the mine. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.
(4)  Antamina results were proportionately consolidated commencing July 1, 2003.
(5) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003 and 38% commencing April 1, 2004. Elkview's results represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.


6    Teck Cominco Limited 2004 Second Quarter Report

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                               Three months ended June 30           Six months ended June 30
                                             -----------------------------      -----------------------------
     100%                                         2004              2003               2004           2003
     --------------------------------------------------------------------------------------------------------
     Zinc production (000's tonnes)                71.3             72.5              140.5          143.7
     Lead production (000's tonnes)                21.6             25.2               38.0           48.1
     Zinc sales (000's tonnes)                     69.2             74.8              140.0          143.5
     Lead sales (000's tonnes)                     20.4             20.5               38.2           42.6
     Surplus power sold (GW.h)                      314              257                548            437
     Operating profit ($ millions)
          - Metal operations                         35               (3)*               41              1*
          - Power sales                              12                8                 21             15

     * Restated due to the adoption of new accounting standards for asset retirement obligations.

Refined zinc production of 71,300 tonnes in the second quarter was slightly lower than a year ago. However, Trail achieved record monthly production of refined zinc with the production of 26,400 tonnes in May. The Kivcet lead furnace resumed normal operations in the quarter following the accident that caused a production disruption in the first quarter.

Operating profit from Trail metal operations of $35 million in the second quarter was a significant improvement from a loss of $3 million in 2003. Higher zinc and lead prices, partially offset by a weaker U.S. dollar, mainly contributed to the improved operating profit. Trail metal operations also benefited from strong demand and higher prices for its specialty metals and fertilizer products, which resulted in additional operating profits of $11 million in the quarter compared with a year ago. Also contributing to operating profits in the second quarter was the receipt of an additional $7 million of business interruption insurance payments, in addition to $4 million received in the first quarter, related to the Kivcet accident in February 2004.

Operating profit from power sales in the second quarter was $12 million compared with $8 million in the second quarter of 2003. Power prices averaged US$39 per MW.h in the second quarter compared with US$31 per MW.h in 2003. The higher power prices, combined with a 22% increase in sales volumes as a result of facility upgrades in 2003, contributed to the higher operating profit in the quarter.

CAJAMARQUILLA REFINERY (85%)
                                               Three months ended June 30           Six months ended June 30
                                             -----------------------------      -----------------------------
     100%                                         2004             2003               2004           2003
-------------------------------------------------------------------------------------------------------------
     Zinc production (000's tonnes)               32.4             31.2               61.5            62.7
     Zinc sales (000's tonnes)                    30.8             31.1               59.1            62.6
     Operating profit ($ millions)                   8                3                 12               8

Refined zinc production was 1,200 tonnes higher than the second quarter of 2003 as a result of improved cell house efficiencies in the quarter. Operating profit in the second quarter of 2004 was $8 million compared with $3 million in 2003 due to higher zinc prices and higher by-product revenues.



7    Teck Cominco Limited 2004 Second Quarter Report

RED DOG (100%)
                                               Three months ended June 30           Six months ended June 30
                                             -----------------------------      -----------------------------
     100%                                         2004             2003               2004           2003
     --------------------------------------------------------------------------------------------------------
     Tonnes mined (000's)                         1,522            1,657              3,102           3,322
     Tonnes milled (000's)                          728              784              1,398           1,589
     Zinc grade (%)                                22.3             21.5               22.6            21.4
     Lead grade (%)                                 5.6              6.0                5.9             5.9
     Zinc recovery (%)                             85.2             84.2               85.3            84.3
     Lead recovery (%)                             62.1             60.5               63.2            61.6
     Zinc production (000's tonnes)               138.8            142.1              269.2           286.1
     Lead production (000's tonnes)                25.6             30.2               52.1            59.2
     Zinc sales (000's tonnes)                     96.3             97.5              227.9           244.7
     Lead sales (000's tonnes)                      1.8              7.6                5.2             7.6
     Operating profit (loss) ($ millions)            10               (5)*               48             (13)*

     * Restated due to the adoption of new accounting standards for asset retirement obligations.

Mill throughput of 728,000 tonnes in the second quarter was 7% lower than a year ago due to excessive scaling in the mill tailing and process lines. The tailing and process lines were successfully cleaned in early May and mill throughput improved during May and June. Zinc production of 138,800 tonnes was 2% lower than a year ago, as lower throughput was mainly offset by higher ore grades and recoveries.

Zinc sales in the second quarter of 96,300 tonnes were similar to 2003. The second quarter is the lowest sales quarter of each year as offsite inventories are largely depleted. The 2004 shipping season commenced on July 4, with planned shipments of approximately 1.04 million tonnes of zinc concentrate and 200,000 tonnes of lead concentrate.

Operating profit of $10 million in the second quarter was an improvement from the operating loss of $5 million a year ago, due mainly to higher zinc prices. Red Dog's operating profit in the second quarter declined to $10 million from $38 million in the first quarter. The decrease was mainly due to negative settlement adjustments of $4 million recorded in the second quarter compared to $10 million of positive settlements in the first quarter. In addition, sales volumes were 27% lower in the second quarter due to the seasonality of Red Dog's sales, reducing operating profits by $10 million compared with the first quarter.

ANTAMINA (22.5%)
                                               Three months ended June 30           Six months ended June 30
                                             -----------------------------      -----------------------------
     100%                                         2004             2003               2004           2003
     --------------------------------------------------------------------------------------------------------
     Tonnes milled (000's)                        8,205            6,696            15,159           13,120
     Copper grade (%)                               1.4              1.1               1.3              1.2
     Zinc grade (%)                                 1.0              2.0               1.2              1.8
     Copper recovery (%)                           86.0             83.8              85.1             87.4
     Zinc recovery (%)                             73.7             81.7              73.2             82.0
     Copper production (000's tonnes)              91.8             65.0             167.5            137.5
     Zinc production (000's tonnes)                54.2             99.5             120.8            171.1
     Copper sales (000's tonnes)                   81.3             65.1             143.5            134.0
     Zinc sales (000's tonnes)                     69.7            108.3             119.3            162.2

     22.5%
     -----
     Operating profit ($ millions)                   31               --                66               --
     Equity earnings ($ millions)                    --                4                --               10



8    Teck Cominco Limited 2004 Second Quarter Report

Mill throughput of 8.2 million tonnes in the second quarter was 23% higher than a year ago due mainly to the ore types processed in the period. Together with higher copper ore grades and recoveries, this resulted in copper production which was 41% higher than a year ago. Zinc ore grades, recoveries and throughput were lower than the prior year, resulting in zinc production being 46% lower than the prior year.

Copper sales volumes were 25% higher than a year ago while zinc sales volumes were lower by 36%. The company's share of operating profit of $31 million was a significant improvement over last year as a result of higher copper sales and significantly higher metal prices. Included in the company's share of operating profit was $8 million of unfavourable settlement adjustments. In the second quarter of 2003, the company's corresponding share of operating profit was $9 million and equity earnings were $4 million.

The removal of lake sediments was completed in May, resulting in higher copper production in the second quarter. Copper production in the second half of the year is expected to be similar to the first half of the year.

A program of infill drilling and analysis to facilitate better short-term and long-term mine planning and enhance the accuracy of the current reserve model is progressing on schedule with 63,000 metres of drilling completed at June 30, 2004. The results of the program will be reflected in revised reserve and resource calculations for the mine, expected to be completed in mid-2005.

HIGHLAND VALLEY COPPER (97.5%)*
                                                       Three months ended June 30           Six months ended June 30
                                                     -----------------------------      -----------------------------
     100%                                                 2004            2003               2004             2003
     ----------------------------------------------------------------------------------------------------------------
     Tonnes mined (000's)                                 17,094          18,186             32,485           34,828
     Tonnes milled (000's)                                12,784          12,566             25,004           24,168
     Copper grade (%)                                       0.37            0.39               0.37             0.40
     Copper recovery (%)                                   86.91           87.21              85.80            87.24
     Copper production (000's tonnes)                       41.3            42.6               79.9             83.3
     Copper sales (000's tonnes)                            42.3            33.2               87.8             64.3
     Molybdenum production (million lbs)                     2.9             1.8                5.7              3.5
     Molybdenum sales (million lbs)                          2.5             1.5                4.4              3.2
     Company's share of operating profit ($ millions)*        79               7                144               15

     * The company had proportionately consolidated 63.9% of Highland Valley Copper (HVC) results up to February 29, 2004. Upon the acquisition of the additional 33.6% interest in HVC, the company began to consolidate 100% of HVC with a 2.5% provision for minority interests.

Copper production of 41,300 tonnes in the second quarter was 3% lower than the second quarter of 2003 as the average copper grade of 0.37% in the second quarter was 5% lower than a year ago. Molybdenum production in the quarter of
2.9 million pounds was a 61% increase over a year ago. This was the result of higher grades which averaged 0.018% in the quarter compared to 0.014% a year ago and higher recovery rates due to process improvements.

Operating profit of $79 million in the second quarter was significantly higher than the $7 million recorded in the second quarter of 2003, due mainly to higher copper prices, as well as a higher contribution from molybdenum sales and the company's increased interest in the mine. Molybdenum sales contributed $50 million to operating profit in the second quarter compared with $6 million a year ago. In addition to the increased production levels molybdenum prices averaged US$15 per pound, more than triple the price in the same quarter last year.

Operating profit of $79 million increased from $65 million earned in the first quarter of 2004. This was due to the higher molybdenum revenues of $51 million in the second quarter compared with $17 million in the first quarter and the acquisition of the additional 33.6% interest which was effective March 2004. Offsetting these increases were negative settlement adjustments of $6 million compared to positive settlement adjustments of $10 million in the first quarter.


9    Teck Cominco Limited 2004 Second Quarter Report

HEMLO GOLD MINES (50%)
                                               Three months ended June 30           Six months ended June 30
                                             -----------------------------      -----------------------------
     100%                                         2004             2003               2004           2003
     --------------------------------------------------------------------------------------------------------
     Tonnes milled (000's)                            935             861             1,800           1,686
     Tonnes per day                                10,275           9,462             9,890           9,315
     Grade (g/tonne)                                  5.0             4.7               4.7             5.1
     Mill recovery (%)                               95.2            94.5              94.3            94.7
     Production (000's ozs)                         132.7           123.1             255.0           259.8
     Sales (000's ozs)                              130.7           123.1             258.2           259.8
     Cash operating cost per ounce (US$)              239             256               261             243
     Company's 50% share of operating
        profit ($ millions)                            10               5                18              11

Gold production increased by 8% to 132,700 ounces in the second quarter compared with 2003. The higher gold production was the result of improved productivity from underground at the Williams mine and an upgraded mobile fleet in the pit.

Operating profit in the second quarter was $10 million compared with $5 million in 2003 due mainly to higher production and gold prices that averaged US$389 per ounce versus US$347 per ounce in 2003. Cash operating costs were US$239 (Cdn$325) per ounce in the second quarter compared with US$256 (Cdn$357) per ounce in 2003, with the decrease mainly due to the effect of the higher production.

ELK VALLEY COAL PARTNERSHIP (38%)*
                                               Three months ended June 30           Six months ended June 30
                                             -----------------------------      -----------------------------
     100%                                         2004             2003               2004           2003
     --------------------------------------------------------------------------------------------------------
     Coal production (000's tonnes)*
          Elk Valley (100%)                       6,652            5,758             12,671           7,691
          Elkview (100%)                             --               --                 --             824
     Coal sales (000's tonnes)*
          Elk Valley (100%)                       6,819            5,769             12,419           7,658
          Elkview (100%)                             --               --                 --             967
     Average sale price (US$/tonne)                  51               44                 48              44
     Average sale price (Cdn$/tonne)                 73               64                 69              66
     Cash operating cost (Cdn$/tonne)                55               53                 55              53
     Company's share of operating
        profit ($ millions)                          39                21**              54              28**

     * Results from Elk Valley Coal Partnership in 2004 represent the company's 35% interest in the first quarter and 38% in the second quarter. Results from the Elk Valley Coal Partnership in 2003 represent four months of operations ended June 30, 2003. Elkview's results in 2003 represent two months of operations ended February 28, 2003. The company holds an additional 5.4% indirect ownership interest through its investment in the Fording Canadian Coal Trust for a combined 43.4% effective interest.

     ** Restated due to the adoption of new accounting standards for asset retirement obligations.

The Coal Partnership produced 6.7 million tonnes in the second quarter representing a 900,000 tonne increase from the second quarter of 2003. Sales were also higher in the second quarter compared to a year ago as a result of stronger coal markets. The company's share of coal sales in the second quarter was 2.59 million tonnes compared with 2.02 million tonnes in the same period last year. The effect of higher coal prices for the 2004 coal year began to take effect in the second quarter with the average U.S. dollar coal price increasing by $6 per tonne over the first quarter. This was partially offset by the effect of the stronger Canadian dollar and higher transportation rates. Due mainly to higher sales and prices, the company's share of operating profit of $39 million was significantly higher than the second quarter of 2003.


10   Teck Cominco Limited 2004 Second Quarter Report

Elk Valley Coal Partnership is in a dispute with CP Rail, its primary rail service provider, over the freight rates for rail transportation of coal from its mining operations to West Coast ports. The company has provided for its share of the disputed amount in its accounts.

Following the issue of the opinion of the independent expert engaged to assess the synergies of Elk Valley Coal Partnership for the coal year ended March 31, 2004, the company and Fording reached agreement on the synergies realized and the resulting adjustments to partnership interests. Teck Cominco's 35% interest in the Partnership before the adjustments has been increased by 3% effective April 1, 2004, and will be increased by an additional 1% on April 1, 2005 and on April 1, 2006, bringing Teck Cominco's total direct interest in the Partnership to 40% on April 1, 2006. Teck Cominco also holds 4.3 million units of the Fording Canadian Coal Trust. Taking into account the initial 3% adjustment, the company's direct and indirect interest in the Partnership is 43.4 % effective April 1, 2004.

COSTS AND EXPENSES

Interest expense was $17 million in the second quarter of 2004, similar to the prior year. Lower interest rates and debt repayments resulted in a decrease in interest expense which was offset by the consolidation of the company's share of interest expense on the Antamina project debt.

In the second quarter, exploration expense was $3 million higher than a year ago due to an expanded exploration program and the timing of expenditures. Administration expense was $4 million higher in the quarter mainly due to an increase in stock-based compensation of $3 million. Other income included $9 million of insurance proceeds relating to claims on historic insurance policies.

Income tax expense of $74 million in the quarter represents a 39% composite tax rate for the company's income from various jurisdictions. This composite tax rate is lower than the Canadian statutory tax rate of 45% due mainly to the lower tax rates applicable to income earned in foreign jurisdictions. The second quarter tax rate increased from 34% in the first quarter as a result of higher earnings in Canada.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $246 million in the second quarter compared with $56 million a year ago, due mainly to higher metal prices and the proportionate consolidation of Antamina's cash flow.

Cash flow from operations, after allowing for the effect of changes in non-cash working capital items, was $283 million compared to $79 million in the previous year.

Capital expenditures in the second quarter were $50 million compared to $27 million in the second quarter of 2003, including $25 million of sustaining capital expenditures and $25 million of development expenditures. Capital expenditures at the Pogo gold project were $15 million. Capital expenditures at Pend Oreille were $5 million, including $2 million of operating loss in the second quarter, net of pre-production revenue.

Reduction of other long-term liabilities totalled $47 million in the quarter and included $34 million of contributions to company pension plans, of which $24 million were voluntary contributions, and $13 million spent on reclamation activities.

At June 30, 2004, the company had a cash balance of $326 million and no short-term bank borrowings. Net debt (total debt less cash), excluding the Inco exchangeable debentures, was $741 million or 21% of net debt plus equity, compared with net debt of $1.01 billion or 29% of net debt plus equity at the end of 2003.

At June 30, 2004, the company had bank credit facilities aggregating $830 million, 82% of which mature in 2007 and beyond. Unused credit lines under these facilities amounted to $711 million, after issuing letters of credit for $119 million.


11   Teck Cominco Limited 2004 Second Quarter Report

CORPORATE DEVELOPMENT

Construction on the Pogo gold project in Alaska resumed in early May when the Environmental Protection Agency issued the company a National Pollutant Discharge Elimination System permit. Work had been halted on April 19, 2004 due to an appeal, by an environmental group, of the issue of the permit.

Development of the first phase of the Cheviot Creek pit at the Cardinal River operations is proceeding on schedule and on budget, with coal production expected to begin in the fourth quarter. Work continues to obtain the remaining licences and approvals, which are expected to be received on a timely basis prior to commencement of production.

Impediments to achieving commercial production rates at Pend Oreille mine were addressed during the second quarter. A new tertiary crusher was installed and improvements were made to the underground materials handling system. Ramp up during the quarter showed continuous improvements in throughput with commercial production expected in the third quarter.

An appeal focused on specific provisions in the Pend Oreille mine's renewed National Pollutant Discharge Elimination System permit was filed by the Western Environmental Law Center on behalf of certain interest groups. The mine continues to operate under the renewed permit and it is not anticipated that the appeal will impact operations.


OUTLOOK

There are no significant changes to the operating and production plans at the company's operations expected in the remainder of 2004, except for those changes previously discussed under the Operations section. The company's share of copper production from Highland Valley Copper is expected to increase by 29,000 tonnes in the last two quarters of 2004 due to the additional 33.6% interest acquired in March.

Sales and profits from the Red Dog mine follow a seasonal pattern with lower zinc sales volume in the second quarter, and higher sales volumes in the third and fourth quarters after the shipping season commences in July. As well, lead sales from Red Dog in the first half of 2004 have been minimal but will rise significantly in the third and fourth quarters.

Metal prices have risen since the end of the quarter, as warehouse inventories continue to fall. Prices have been volatile in the second quarter and fluctuations in market prices may significantly affect earnings. Significant settlement adjustments could result from price fluctuations with respect to outstanding settlements receivable.

The company's profitability is also sensitive to the Canadian/U.S. dollar exchange rate as prices for the company's products are denominated in U.S. dollars. The Canadian dollar weakened during the second quarter but strengthened in early July.

To mitigate the impact of fluctuations in metal prices and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements. Major hedge positions for the remainder of 2004 include 58,000 ounces of gold forward sales contracts and $196 million of U.S. dollar forward sales contracts.

As discussed below, current year's earnings will be affected by the adoption of certain new accounting standards.

The company's capital expenditures in the remaining two quarters of 2004 are estimated to be $105 million, with $55 million of sustaining capital expenditures and $50 million of planned development expenditures. The majority of the planned development expenditures are for the Pogo gold project.



12   Teck Cominco Limited 2004 Second Quarter Report

CONTINGENCIES

LAKE ROOSEVELT

On July 21, 2004, the Confederated Tribes of the Colville Reservation and individual tribal members filed a citizen's suit pursuant to Section 310(a)(i) of the US Superfund Statute (CERCLA) to enforce a Unilateral Administrative Order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt in the State of Washington. The EPA order followed negotiations between the Agency and TCML during which TCML offered to fund human health and environmental studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from TCML's Trail Metallurgical Operations located in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada. TCML will vigorously defend the Colville action.

The government of Canada and the government of the United States are in discussions aimed at reaching a bilateral agreement to facilitate studies and appropriate remediation to address environmental concerns related to Lake Roosevelt. Such an agreement could provide a basis under which TCML's funding for this work could be implemented.

There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.

COMPETITION INVESTIGATION

Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership, has responded to an Order issued pursuant to the COMPETITION ACT to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers being conducted in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company is cooperating in the investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that HVC or the company will not face prosecution or liability under the Act or otherwise in relation to the investigation. The company can also offer no guidance or assurance as to the course of the investigation or when the investigation will be completed in any jurisdiction.


CHANGES IN ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the company adopted a new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations are recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized over the asset's useful life. This change in accounting policy has been adopted retroactively and has resulted in an increase in long-term liability of $219 million, an increase to property, plant and equipment of $113 million, a reduction of future income tax liabilities of $32 million and a decrease to opening retained earnings of $74 million. The change also resulted in a reduction of $12 million to previously reported 2003 net earnings, and is estimated to reduce 2004 net earnings by $10 million.




13   Teck Cominco Limited 2004 Second Quarter Report

STOCK-BASED COMPENSATION

The company has adopted the fair value method of accounting for stock-based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock options granted to directors and employees in the year.

This change in accounting policy was adopted retroactively and resulted in a restatement and reduction of 2003 net earnings by $3 million pertaining to the stock options granted in the first quarter of 2003. The stock-based compensation expense with respect to stock options and deferred and restricted share units granted in 2004 amounts to $0.4 million in the first quarter and $3.3 million in the second quarter.

UNDERGROUND AMORTIZATION

Effective January 1, 2004, the company adopted the block model method of underground amortization. Under this method underground development costs related to the development of particular sections of a mine are amortized over the reserves of that section. Previously the company did not differentiate between sections, with costs going into a common pool and amortized over the reserves of the mine. This resulted in an escalating amortization charge over the life of the mine. The application of the new method, which is considered to be the preferred practice, has resulted in a $4 million charge to retained earnings and will decrease future amortization charges at the Hemlo mines by $1 million per year.

DEPRECIATION IN INVENTORY

A new standard on Generally Accepted Accounting Principles (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any year but does affect reported inventory and property, plant and equipment values. As a result, the company has increased the reported value of inventory by $9 million at January 1, 2004 and reduced fixed assets by the same amount.

FINANCIAL INSTRUMENTS

In the second quarter of 2004, the company's commodity price and foreign exchange hedging activities increased the company's revenues by $10 million, and interest rate swaps allowed the company to reduce its interest expense by $2 million.

The unrealized market gain on hedging positions totalled $61 million as at June 30, 2004, based on market prices.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share data)           2004                      2003*                                 2002*
                                            ---------------    -------------------------------    --------------------------------
                                                Q2      Q1         Q4      Q3      Q2      Q1         Q4      Q3      Q2       Q1
Revenue                                        835     722        767     590     502     551        625     540     521      501
Operating profit                               229     183        139      65      36      48         56      36      45       30
Net earnings (loss)                            116      96        104      16       9       5         12       2       5       (6)
Earnings (loss) per share                    $0.60   $0.51      $0.56   $0.08   $0.04   $0.03      $0.06   $0.01   $0.03   $(0.03)
Cash flow from operations                      246     195        153      78      56      51         70      46      46       39

* Certain numbers have been restated due to the adoption of new accounting standards.






14   Teck Cominco Limited 2004 Second Quarter Report

OUTSTANDING SHARE DATA

As at July 19, 2004, there were 187,871,515 Class B Subordinate Voting Shares and 4,673,453 Class A Common Shares outstanding. In addition, there were outstanding 5,980,159 director and employee stock options with exercise prices ranging between $6.39 and $25.09 per share. Of this amount 836,000 stock options vest in equal amounts over three years beginning in the first quarter of 2005. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share) and the convertible debentures due 2006 may be converted into a total of 7,913,670 Class B Subordinate Voting Shares (equivalent to $27.43 per share). More information on these instruments and the terms of their conversion are set out in notes 6 and 9 of the company's annual financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This quarterly report contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

These risks are described in more detail in the annual information form of the company. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document, or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q2/2004 financial results on Tuesday, July 27, 2004 at 1 PM Eastern/10 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at www.teckcominco.com. The webcast is also available at www.newswire.ca and www.q1234.com. The webcast will be archived at www.teckcominco.com.



15   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
=======================================================================================================================

                                                            Three Months Ended                  Six Months Ended
                                                                 June 30                            June 30
                                                        ---------------------------       -----------------------------
(IN MILLIONS OF DOLLARS)                                      2004            2003               2004             2003
=======================================================================================================================
                                                                       As Restated                         As Restated
                                                                          (Note 2)                            (Note 2)
REVENUES                                                   $   835        $   502             $1,557           $1,053
COST OF OPERATIONS                                            (533)          (414)            (1,009)            (867)
DEPRECIATION, AMORTIZATION AND ACCRETION                       (73)           (52)              (136)            (102)
-----------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                               229             36                412               84

OTHER EXPENSES
     General, administration and marketing                     (18)           (14)               (35)             (31)
     Interest on long-term debt                                (17)           (16)               (33)             (32)
     Exploration                                               (10)            (7)               (16)             (13)
     Research and development                                   (5)            (3)                (7)              (8)
     Other income (expense) (Note 6)                            11              4                 14                1

-----------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE THE FOLLOWING                                  190             --                335                1

INCOME AND RESOURCE TAXES                                      (74)             5               (123)               3
EQUITY EARNINGS FROM ANTAMINA                                   --              4                 --               10

-----------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                               $   116        $     9             $  212           $   14
=======================================================================================================================

BASIC EARNINGS PER SHARE                                   $  0.60        $  0.04             $ 1.11           $ 0.07
DILUTED EARNINGS PER SHARE                                 $  0.56        $  0.04             $ 1.03           $ 0.07

WEIGHTED AVERAGE SHARES OUTSTANDING (000's)                192,384        184,554            189,732          184,548
SHARES OUTSTANDING AT END OF PERIOD (000's)                192,545        184,554            192,545          184,554


16   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
=======================================================================================================================

                                                               Three Months Ended                 Six Months Ended
                                                                     June 30                           June 30
                                                              -----------------------          ------------------------
(IN MILLIONS OF DOLLARS)                                         2004           2003                2004          2003
=======================================================================================================================
                                                                                  As                                As
                                                                            Restated                           Restated
                                                                            (Note 2)                          (Note 2)
OPERATING ACTIVITIES
      Net earnings                                               $116           $  9              $ 212         $   14
      Items not affecting cash:
         Depreciation, amortization and accretion                  73             52                136            102
         Future income and resource taxes                          51             (3)                82             (7)
         Equity earnings                                           --             (4)                --            (10)
         Other                                                      6              2                 11              8
      -----------------------------------------------------------------------------------------------------------------
                                                                  246             56                441            107
      Net change in non-cash working capital items                 37             23                 23             (1)
      -----------------------------------------------------------------------------------------------------------------
                                                                  283             79                464            106
FINANCING ACTIVITIES
      Short-term bank loans                                        --              6                 --              6
      Increase in long-term debt                                   --             --                  2            255
      Repayment of long-term debt                                 (10)           (78)               (82)          (112)
      Reduction of long-term liabilities                          (47)           (21)               (56)           (28)
      Interest on exchangeable debenture                           (2)            (2)                (2)            (2)
      Class B subordinate voting shares issued                      8             --                106             --
      Dividends paid                                              (19)           (19)               (19)           (19)
      -----------------------------------------------------------------------------------------------------------------
                                                                  (70)          (114)               (51)           100
INVESTING ACTIVITIES
      Acquisition of additional interest in Highland
         Valley Copper (Note 3(b))                                 --             --                (80)            --
      Investment in coal partnership and income trust              --              7                  4           (259)
      Property, plant and equipment                               (50)           (27)               (82)           (56)
      Investments                                                 (28)            (4)               (32)            (6)
      Deferred payment received from Aur Resources Inc.            --             48                 --             48
      Proceeds from sale of assets and investments                  5             17                  7             19
      -----------------------------------------------------------------------------------------------------------------
                                                                  (73)            41               (183)          (254)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                            --             (3)                --             (8)

-----------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                       140              3                230            (56)

CASH AT BEGINNING OF PERIOD                                       186             32                 96             91

-----------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                            $326          $  35              $ 326         $   35
=======================================================================================================================


17   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
=======================================================================================================================

                                                                                        June 30            December 31
(IN MILLIONS OF DOLLARS)                                                                   2004                   2003
=======================================================================================================================
                                                                                                           As Restated
                                                                                                              (Note 2)
ASSETS
CURRENT ASSETS
      Cash and short-term investments                                                  $    326                $    96
      Accounts and settlements receivable                                                   301                    315
      Production inventories                                                                451                    387
      Supplies and prepaid expenses                                                         127                    135
      -----------------------------------------------------------------------------------------------------------------
                                                                                          1,205                    933

INVESTMENTS                                                                                 505                    478

PROPERTY, PLANT AND EQUIPMENT                                                             3,788                  3,723

OTHER ASSETS                                                                                295                    241
-----------------------------------------------------------------------------------------------------------------------
                                                                                       $  5,793                $ 5,375
=======================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

      Accounts payable and accrued liabilities                                         $    339                $   334
      Current portion of long-term debt                                                      57                     58
      -----------------------------------------------------------------------------------------------------------------
                                                                                            396                    392

LONG-TERM DEBT                                                                            1,010                  1,045
OTHER LIABILITIES                                                                           664                    626
FUTURE INCOME AND RESOURCE TAXES                                                            725                    637
DEBENTURES EXCHANGEABLE FOR INCO SHARES                                                     248                    248
SHAREHOLDERS' EQUITY (Note 8)                                                             2,750                  2,427

-----------------------------------------------------------------------------------------------------------------------
                                                                                       $  5,793                $ 5,375
=======================================================================================================================


18   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
=======================================================================================================================

                                                                   Three Months Ended              Six Months Ended
                                                                         June 30                       June 30
                                                               ----------------------------   -------------------------
(IN MILLIONS OF DOLLARS)                                              2004           2003         2004            2003
=======================================================================================================================
                                                                                       As                           As
                                                                                 Restated                     Restated
                                                                                  (Note 2)                     (Note 2)
BALANCE AT BEGINNING OF PERIOD                                       $590            $405         $581            $472

Adjustment on adoption of new accounting standards (Note 2(e))         --              --          (86)            (71)
-----------------------------------------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD AS RESTATED                            590             405          495             401
Net earnings (Note 2(e))                                              116               9          212              14
Dividends                                                             (19)            (19)         (19)            (19)
Exchangeable debentures interest, net of tax                           (1)             (1)          (2)             (2)

-----------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                             $686            $394         $686            $394
=======================================================================================================================



19   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================

1.   BASIS OF PRESENTATION

     These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.


2.   CHANGES IN ACCOUNTING POLICIES

     (a) Asset retirement obligations

         The company has adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 on asset retirement obligations. Under this standard, future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site have been recognized and recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 5.75% and an inflation factor of 2.75%. The liability is accreted over time through periodic charges to earnings. In addition the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life. Previously, the company accrued these costs on a straight-line basis over the life of the facility. This change in accounting policy has been adopted retroactively and has resulted in an increase in long-term liability of $219 million, an increase to property, plant and equipment of $113 million, a reduction of future income tax liabilities of $32 million and a decrease to opening retained earnings of $74 million.

         Although the ultimate amount to be incurred is uncertain, the liability for retirement and remediation on an undiscounted basis before an inflation factor of 2.75% is estimated to be approximately $276 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments in current dollars before inflation adjustment are $1.6-1.8 million per annum for 2004-2030, and $7.6 million per annum for 2030-2103. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time, being from one year for plans which are already in progress to over 100 years for the longest plan.

         Under the standard, future asset retirement obligations are not recorded where the timing or amount of remediation costs cannot be reasonably estimated. The cost and timing of asset retirement obligations for the company's mines and legacy sites can be estimated and provisions are recorded for each of these sites. The company's refining and smelting facilities are not finite life operations and neither the timing nor amounts which may be required to retire these facilities can be estimated at this time. In these cases recorded liabilities are limited to secondary sites and components of the facilities where costs and expected dates of retirement and remediation are capable of estimation.

     (b) Stock-based compensation

         Effective January 1, 2004, the company adopted the new provisions of the CICA Handbook Section 3870 on "Stock-Based Compensation and Other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004. As a result, the company is required to expense stock options issued to employees, directors and non-employees. Previously, the company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

         The company has applied the new provisions retroactively. As a result, a cumulative decrease of $8 million to retained earnings and a corresponding increase to contributed surplus has been recorded on January 1, 2004 with respect to stock options granted in 2002 and 2003.



20   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


2.   CHANGES IN ACCOUNTING POLICIES, CONTINUED

     (c) Underground amortization

         Effective January 1, 2004, the company has adopted the block amortization method for amortizing underground development costs. Under this method capital costs associated with the development of each section of the mine are amortized over the reserves of that particular section of the mine. Previously all capitalized underground development costs were amortized over the reserves of the mine as a whole. As a result of this change in policy, the company has recorded an adjustment reducing opening retained earnings and property plant and equipment by $4 million each. Adjustments to earnings reported in 2003 were not significant.

     (d) Depreciation in inventory

         A new standard on Generally Accepted Accounting Principles (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any prior year but does affect reported inventory and property, plant and equipment values. As a result, the company has increased the reported value of inventory by $9 million at January 1, 2004 and reduced fixed assets by the same amount.

     (e) Prior period restatements

         The following is a summary of the after-tax effect on retained earnings and net earnings arising from changes in accounting policies, applied retroactively:

                                                                                         Six months ended
                                                                                             June 30
         (in millions of dollars)                                                        2004             2003
         ------------------------------------------------------------------------------------------------------
         Retained earnings, at the beginning of period as previously reported           $ 581            $ 472
            Asset retirement obligation (Note 2(a))                                       (74)             (62)
            Stock-based compensation (Note 2(b))                                           (8)              (5)
            Underground amortization (Note 2(c))                                           (4)              (4)

         ------------------------------------------------------------------------------------------------------
         Retained earnings, at the beginning of the period
             as restated on adoption of new accounting standards                        $ 495             $401
         ======================================================================================================

                                                                                 Three months       Six months
                                                                                        ended            ended
         (in millions of dollars)                                               June 30, 2003    June 30, 2003
         ------------------------------------------------------------------------------------------------------

         Net earnings, prior to restatement                                               $12              $23
            Asset retirement obligation (Note 2(a))                                        (3)              (6)
            Stock-based compensation (Note 2(b))                                           --               (3)

         ------------------------------------------------------------------------------------------------------
         Net earnings, as restated on adoption of new accounting standards                $ 9              $14
         ======================================================================================================




21   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


3.       BUSINESS DEVELOPMENT ACTIVITIES

     (a) Increased interest in the Elk Valley Coal Partnership

         On July 20, 2004 the company announced that it had reached an agreement with the Fording Canadian Coal Trust on synergies realized and the resulting increases to the company's interest in the Elk Valley Coal Partnership. As a result of this agreement, the company's direct interest has been increased by 3% to 38% effective April 1, 2004 with further increases of 1% on each of April 1, 2005 and April 1, 2006, bringing the company's total direct interest to 40% at that date. The company also owns 4.3 million units of the Fording Canadian Coal Trust and as a result of the increased direct interest the company's direct and indirect interest in the Partnership is increased to 43.43 % as of April 1, 2004.

         The company has treated the additional interest as part of the consideration for the assets contributed on the formation of the Elk Valley Coal Partnership and accordingly no gain has been recorded. The company has adjusted its balance sheet to reflect the additional 3% share of the assets and liabilities of the Partnership and included its additional share of the Partnership revenue expenses and cash flow effective April 1, 2004.

     (b) Acquisition of additional interest in Highland Valley Copper

         On March 2, 2004, the company completed the acquisition of a further 33.6% share in the Highland Valley Copper mine in British Columbia to increase the company's share of the mine to 97.5%. As the mine is no longer treated as a joint venture for accounting purposes, the mine is now fully consolidated in the company accounts beginning in March. The transaction has been accounted for using the purchase method as follows:

                                                                    ($ millions)
        ------------------------------------------------------------------------

        Purchase price
             Cash paid for 33.6% interest                                  $112
             Less cash acquired as part of the transaction                  (32)

        ------------------------------------------------------------------------
        Total cost of acquisition                                          $ 80
        ========================================================================

        Assets acquired
             Current assets (excluding cash)                               $ 31
             Property, plant and equipment                                   91
             Other assets                                                    15
        ------------------------------------------------------------------------
                                                                            137
        Liabilities assumed
             Current liabilities                                             (9)
             Long-term liabilities                                          (37)
             Minority interests                                             (11)
        ------------------------------------------------------------------------
                                                                            (57)

        ------------------------------------------------------------------------
        Net assets acquired                                                $ 80
        ========================================================================


22   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


4.   INVESTMENT IN SONS OF GWALIA

     The share price of Sons of Gwalia fell significantly after a warning on earnings expectation was issued on July 14, 2004. The Sons of Gwalia also announced that a strategic review was being conducted, the results of which are expected to be released in August.

     The market value of the company's investment in Sons of Gwalia at July 19, 2004 was $34 million compared with a carrying value of $64 million. The company is continuing to monitor this investment and the result of the Sons of Gwalia's strategic review. A writedown will be recorded if the diminution of value is considered to be other than temporary.


5.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                      Three months ended         Six months ended
                                                           June 30                   June 30
     (in millions of dollars)                            2004        2003          2004        2003
     --------------------------------------------------------------------------------------------------
     Interest paid                                       $  2         $ 7           $24         $24
     Income and resource taxes paid                       $22         $ 6           $44         $13

6.   OTHER INCOME (EXPENSE)

                                                      Three months ended         Six months ended
                                                           June 30                   June 30
     (in millions of dollars)                            2004        2003          2004        2003
     -------------------------------------------------------------------------------------------------
                                                                        As                        As
                                                                  restated                  restated
                                                                  (Note 2)                  (Note 2)

     Income from Fording Canadian Coal Trust             $  4         $ 2          $  5         $ 3
     Gain on sale of investments                           --           6             7           9
     Interest and investment income                         3          --             4           3
     Foreign exchange gain (losses)                         2          --             3          (6)
     Insurance proceeds                                     9          --             9          --
     Dormant property retirement obligation accretion      (3)         (1)           (4)         (2)
     Minority interests                                    (2)         --            (3)         --
     Depreciation of non-operating assets                  (1)         (1)           (3)         (3)
     Other                                                 (1)         (2)           (4)         (3)

     -------------------------------------------------------------------------------------------------
                                                          $11         $ 4           $14         $ 1
     -------------------------------------------------------------------------------------------------

7.   EMPLOYEE FUTURE BENEFITS EXPENSE
                                                      Three months ended         Six months ended
                                                            June 30                  June 30
     (in millions of dollars)                            2004        2003          2004        2003
     -------------------------------------------------------------------------------------------------

     Pension plans                                        $10         $10           $21          $20
     Post-retirement benefit plans                          4           4             7            7

     -------------------------------------------------------------------------------------------------
     Employee future benefits expense                     $14         $14           $28          $27
     =================================================================================================



23   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


8.   SHAREHOLDERS' EQUITY

     (a) Components of shareholders' equity

        (in millions of dollars)                       June 30      December 31
                                                          2004             2003
        ------------------------------------------------------------------------
                                                                    As restated
                                                                       (Note 2)

        Exchangeable debentures (due 2024)             $   107          $   107
        Share capital                                    1,916            1,810
        Contributed surplus                                 61               58
        Retained earnings                                  686              495
        Cumulative translation adjustment                  (20)             (43)

        ------------------------------------------------------------------------
                                                        $2,750           $2,427
        ========================================================================

         The cumulative translation adjustment represents the net unrealized foreign exchange gain (loss) on the translation of the accounts of self-sustaining foreign subsidiaries and U.S. dollar denominated debt designated as hedges against these investments.

     (b) Stock-Based Compensation

         (i)  Share options

              In February 2004, 836,000 share options were granted to employees. These options have a term of six years and vest in equal amounts over three years. The weighted average fair value of Class B Subordinate Voting Share options issued was estimated as $9.74 per share option at the grant date using the Black-Scholes option-pricing model. The compensation expense to be recorded is $4.0 million in 2004, of which $0.4 million and $1.2 million were recognized in the first and second quarters respectively.

              During the first and second quarters, 898,720 and 182,771 share options were exercised for proceeds of $13 and $3 million, respectively.

         (ii) Deferred Share Units and Restricted Share Units

              In April 2004, the company approved a new stock-based compensation plan for directors and the six most senior officers of the company. Under the plan, directors and officers may receive either Deferred Share Units (DSU's) or Restricted Share Units (RSU's), each of which entitle the holder to a cash payment equal to the market value of a Class B Subordinate Voting Share of the company at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to officers vest after three years, except in circumstances related to termination without cause or retirement set out in the plans. DSU's may only be redeemed at the time a holder ceases to be an officer or director while RSU's must be redeemed prior to the end of a three-year period measured from the end of the year immediately preceding the grant.

              Accounting standards for stock-based compensation require the company to record, over the vesting period, an expense equal to the fair value of the units at the date of the grant. In addition, as these units represent a cash liability to the company, the expense is adjusted throughout the life of the unit to reflect the changing value of the liability resulting from market fluctuations in the value of the underlying Class B Subordinate Voting Shares.

              During the period the company issued 39,000 DSU's and 22,500 RSU's to directors and 55,500 DSU's to officers. As a result, the company recorded an expense of $2.1 million in the period in respect of the initial issue and the subsequent appreciation of the value of the units.


24   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


8.   SHAREHOLDERS' EQUITY, CONTINUED

     (c) Exercise of warrants

         During the six months ended June 30, 2004, the company received $90 million from the exercise of warrants to purchase 5.0 million Class B Subordinate Voting Shares at a price of $18 per share.


9.   HEDGE POSITION AT JUNE 30, 2004

                                                                             2008 -           Market Value
                                           2004     2005     2006    2007    2010      Total    Gain (Loss)
    ----- ----------------------------------------------------------------------------------- --------------
                                                                                                    (Cdn$
                                                                                                  millions)
    GOLD (thousands of ozs)
       Forward sales contracts                8       --       --      44       87       139
       Average price (US$/oz)               345       --       --     350      350       350          $(12)

       Forward sales contracts              50        55       32       8       --       145
       Average price (C$/oz)               513       528      519     520       --       520            (5)

    US DOLLARS (millions)
       Forward sales contracts (note       132       272      155      --       --       559
       c)
       Average exchange rate              1.50      1.45     1.43      --       --      1.45            58

    US DOLLARS (millions)
       Forward collars                      64        18       --      --       --        82
       Average upper limit                1.62      1.63       --      --       --      1.62
       Average lower limit                1.57      1.59       --      --       --      1.57            18

    POWER (MW.h)
       Forward sales contracts         230,200        --       --      --       --   230,200
       Average price (US$/MW.h)             44        --       --      --       --        44            (1)

  INTEREST RATE SWAP
                                                                                            Unrealized Gain
    Principal Amount      Rate Swapped        Rate Obtained           Maturity Date                   (Loss)
    --------------------------------------------------------------------------------------------------------
    US$100 million        3.75%               LIBOR minus 0.96%          July 2006               $4 million
    US$100 million        7.00%               LIBOR plus 2.14%           September 2012        $(1) million

    Notes:      a)   In addition to the above hedging commitments, the
                     company has forward purchase commitments on 115 million pounds of zinc averaging US$0.45 per pound maturing in 2004 to 2006 to match fixed price sales commitments to customers.
                b)   Included in the gold hedge position are 83,600 ounces of
                     floating lease rate contracts having a built-in gold lease rate allowance of 2%. At June 30, 2004 the one-year lease rate was 0.35%, and the average floating rate achieved to date is 1.07%.
                c)   Included in the U.S. dollar forward sales contracts of $559 million is the company's share of forward sales contracts held by the Elk Valley Coal Partnership of US$245 million.



25   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


10.  CONTINGENCIES

     (a) Lake Roosevelt

         On July 21, 2004, the Confederated Tribes of the Colville Reservation and individual tribal members filed a citizen's suit pursuant to
         Section 310(a)(i) of the US Superfund Statute (CERCLA) to enforce a Unilateral Administrative Order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt in the State of Washington. The EPA order followed negotiations between the Agency and TCML during which TCML offered to fund human health and environmental studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from TCML's Trail Metallurgical Operations located in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada. TCML will vigorously defend the Colville action.

         The government of Canada and the government of the United States are in discussions aimed at reaching a bilateral agreement to facilitate studies and appropriate remediation to address environmental concerns related to Lake Roosevelt. Such an agreement could provide a basis under which TCML's funding for this work could be implemented.

         There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.

     (b) Competition investigation
         Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership, has responded to an Order issued pursuant to the COMPETITION ACT to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers being conducted in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company is cooperating in the investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that HVC or the company will not face prosecution or liability under the Act or otherwise in relation to the investigation. The company can also offer no guidance or assurance as to the course of the investigation or when the investigation will be completed in any jurisdiction.

     (c) In May 2004, the Supreme Court of Canada denied the application of a pensioner group for leave to appeal a decision of the British Columbia Court of Appeal affirming a decision of the B.C. Supreme Court in favour of the former Cominco Ltd. (now Teck Cominco Metals Ltd.). The case involved the transfer of funds from one of the company's pension plans to a successor plan when the two plans were merged in the 1980's. This decision brings to an end the litigation that commenced over 12 years ago.



26   Teck Cominco Limited 2004 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


11.  SEGMENTED INFORMATION

     The company has six reportable segments: zinc refineries, zinc, copper, gold and coal mines and corporate. Segments are based upon the principal product produced by each operation.

                                                    Three months ended June 30, 2004
                                 ------------------------------------------------------------------------
                                       Zinc     Zinc                                  Corporate
  ($ IN MILLIONS)                 Refineries    Mines    Copper     Gold      Coal    and Other    Total
  -------------------------------------------------------------------------------------------------------
  Revenue                               318        69      253       37       177         (19)       835
  Operating profit (loss)                55        10      113       10        39           2        229
  Capital expenditures                    5         6        6       18        14           1         50


                                                     Six months ended June 30, 2004
                                 ------------------------------------------------------------------------
                                       Zinc     Zinc                                  Corporate
  ($ IN MILLIONS)                 Refineries    Mines    Copper     Gold      Coal    and Other    Total
  -------------------------------------------------------------------------------------------------------

  Revenue                               588       178      460       74       303         (46)     1,557
  Operating profit                       74        48      217       18        54           1        412
  Property, plant and equipment       1,225     1,131      837      205       374          16      3,788
  Total assets                        1,579     1,488    1,124      219       505         878      5,793
  Capital expenditures                    9        15       11       26        20           1         82


                                                    Three months ended June 30, 2003
                                 ------------------------------------------------------------------------
                                       Zinc     Zinc                                  Corporate
  ($ IN MILLIONS)                 Refineries    Mines    Copper     Gold      Coal    and Other    Total
  -------------------------------------------------------------------------------------------------------

  Revenue                               248        62       55       32       126         (21)       502
  Operating profit (loss)                 8        (5)       6        5        21           1         36
  Capital expenditures                    9         8        2        5         2           1         27


                                                     Six months ended June 30, 2003
                                 ------------------------------------------------------------------------
                                       Zinc     Zinc                                  Corporate
  ($ IN MILLIONS)                 Refineries    Mines    Copper     Gold      Coal    and Other    Total
  -------------------------------------------------------------------------------------------------------

  Revenue                               491       161      111       68       266         (44)     1,053
  Operating profit (loss)                24       (13)      15       11        46           1         84
  Capital expenditures                   14        14       13       11         3           1         56




27   Teck Cominco Limited 2004 Second Quarter Report